SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 March 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 26 March 2010

                   re:   Director/PDMR Shareholding

19/10                                                                                                                                26 March 2010
RNS Announcement
Notification of transactions by persons discharging managerial responsibilities
LLOYDS BANKING GROUP PLC (THE "COMPANY") - EMPLOYEE SHARE PLANS ANNOUNCEMENT OF TRANSACTIONS IN ORDINARY SHARES OF 10P EACH ("SHARES")

The following announcement sets out adjustments and grants made with respect to potential awards under Lloyds Banking Group remuneration schemes, including the Long Term Incentive Plan (LTIP) and deferred annual bonus scheme for members of the Board and Executive Committee of Lloyds Banking Group.

As disclosed in the Directors' Remuneration Report for 2009, the structure of Group remuneration has been developed in consultation with the Group's major shareholders, including UKFI. Outcomes for 2009 and remuneration design for 2010 are set out in detail in the Directors' Remuneration Report 2009, which is being published today as part of the Annual Report and Accounts and is available at
www.lloydsbankinggroup.com
.

Any bonus awards made will be subject, where appropriate, to deferral and clawback as agreed with UKFI and the FSA.
Long Term Incentive Plan - 2010 grant
The Company announces that, on 26 March 2010, grants of conditional awards in respect of shares were made to persons discharging managerial responsibilities (PDMRs) under the Lloyds TSB Long Term Incentive Plan 2006 (LTIP).

The LTIP is a conditional award. Shares under the award will only vest subject to the satisfaction of stretching performance conditions over a three year period. The maximum potential award under the 2010 scheme is the equivalent of 275 per cent of base salary for executive directors and 200 per cent of base salary for other members of the Group's executive committee.

For the 2010 LTIP, 200 per cent of the award is based on earnings per share (EPS) and economic profit (EP). The performance targets are set out in detail in the Directors' Remuneration Report 2009 on page 112 of the Annual Report & Accounts.

For the Group's executive directors only, a further 75 per cent of the 2010 award is based on absolute share price performance over a three year period. For any shares under this element of the LTIP to vest, an absolute share price of more than 75p would have to be achieved. For the full number of shares to vest, an absolute share price of more than 114p would have to be reached.

There will also be an underpin on the absolute share price element. Shares for this element will only be released if a threshold of 57 per cent per annum compound annual growth rate in economic profit from the 2009 base is delivered over a three year period. At the same time, a minimum of 158 per cent absolute percentage improvement in EPS must also be achieved in the same three year period, measured against a 2009 baseline.

If any award vests under the 2010 LTIP, significant value will have been created for the shareholder. For all the shares available under the absolute share price element of the award to vest, the market capitalisation of the Group will have to increase considerably. To further align the potential award with the creation of shareholder value, executive directors are required to retain any shares in respect to this portion of the award for two years following vesting.

The maximum number of shares under the 2010 LTIP award (based on a 275 per cent share grant) for the PDMRs, which will vest in 2013, subject to performance testing, is as follows: JE Daniels, 5,135,781; TJW Tookey, 2,977,264; GT Tate, 3,175,748; HA Weir, 3,101,317; A Kane, 2,927,643; M Fisher, 2,652,472; C Sergeant, 1,732,226 and; A Risley, 1,407,434.

Deferred bonus awards under the Group's 2009 annual bonus scheme
Today, grants of shares in respect of deferred bonus awards were made for 2009.

As previously announced, the Group's chief executive, Eric Daniels, has waived his bonus for 2009 performance. As agreed last year with HM Treasury, the FSA and UKFI and announced to the market at that time, any bonus awarded to the other executive directors for 2009 performance will be deferred in its entirety to 2012. On vesting it will be released in shares. The award will be based on the Group's average share price between 8-12 March 2010, which is 55.42p
.
The monetary value of conditional awards made with respect to executive directors, subject to the vesting conditions below, are as follows: TJW Tookey, £1,110,000; GT Tate, £1,120,000; HA Weir, £1,062,000; A Kane, £885,000. Further details about individual awards are set out on page 114 of the Directors' Remuneration Report 2009 in the Annual Report and Accounts.

As agreed with HM Treasury, the FSA and UKFI, bonus awards for 2009 performance for non-board PDMRs will vest in three equal tranches in June 2010, 2011 and 2012, when they will be released in shares.
The number of shares in the first tranche will be determined by the share price on 1 June 2010. The second and third tranches will be determined by reference to the Group's average share price between 8-12 March 2010, which is 55.42p. The value of conditional awards made with respect to non-board members, subject to the vesting conditions below are as follows: M Fisher, £1,021,000; C Sergeant, £765,000 and A Risley, £468,000.

All deferred awards are
conditional. The bonus is subject to clawback in full or in part if the performance that generated the award is found not to be sustainable.

Long Term Incentive Plan - 2007 award
Following the completion of the Rights Issue on 12 December 2009 and the Capitalisation Issue earlier in 2009, the conditional award in respect of Shares granted to Mr Tookey on 6 March 2007 under the Lloyds TSB Long Term Incentive Plan 2006, was adjusted in accordance with the rules of the LTIP. The formula used to adjust the 2007 LTIP award is a standard, HMRC-approved formula.

Today's adjustments ensure that Mr Tookey is no better or worse off than he was before the Capitalisation and Rights Issues. Mr Tookey acquired 31 per cent of the shares of the adjusted 2007 LTIP award, subject to the performance conditions of the LTIP plan at the time the award was granted, when he was not a member of the Board. The remaining shares under Mr Tookey's 2007 LTIP award have lapsed.

Following the adjustment and vesting of the 2007 LTIP award, Mr Tookey received 39,339 shares, including additional shares received in lieu of dividends. He sold 16,129 shares to cover tax and NI liabilities. Mr Tookey will be keeping the remaining shares with respect to the 2007 LTIP.

This announcement is made pursuant to Disclosure Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

Media contact:
Shane O'Riordain, Group Media Relations
020 7356 1849 / shane.o'riordain@lloydsbanking.com

Beth Longcroft, Group Media Relations
020 7356 2491 /
beth.longcroft@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  26 March 2010